Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 22, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Trust V, Inc.
Registration Statement on Form S-11
Filed March 6, 2013
File No. 333-187092

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust V, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 18, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on March 6, 2013 (File No. 333-187092) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 was filed by the Company today with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Table I: Experience in Raising and Investing Funds, page A-3

1.	We note your responses to prior comments 15 and 16 and will continue to monitor future amendments for updated disclosure.

Please see the revised table in Amendment No. 1.

 Annual Subordinated Fee, page 20

2.	We note your revised disclosure in response to comment 10 in our letter dated March 1, 2013. Please update the first risk factor at the bottom of page 36 to separately highlight this potential conflict.

The disclosure has been revised as requested.

Part II – Information Not Required in Prospectus

3.	We note your response to comment 17 in our letter dated March 1, 2013. Please submit a draft tax opinion with your next amendment and file such opinion as correspondence.

Please note that the remaining required exhibits, including the final tax opinion, have been filed as exhibits with Amendment No. 1.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.

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